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FOR IMMEDIATE RELEASE

CONTACT:  Paul R. McKelvey, (781) 380-8234
       Vice President & Treasurer


  BRADLEES, INC. AND BRADLEES STORES, INC. ANNOUNCE EXTENSION OF
TENDER OFFER FOR OPTION AGREEMENT

Braintree, MA--Bradlees, Inc. and its wholly-owned subsidiary, Bradlees Stores, Inc., announced today that they are extending the period of time for which their tender offer for an option agreement with respect to $13,993,956 principal amount of 9% Convertible Notes of Bradlees Stores, Inc. will remain open. The tender offer was initially scheduled to expire at 12:00 midnight, New York City time, on Wednesday, July 21, 1999. The tender offer will now expire at 12:00 midnight, New York City time, on Monday, July 26, 1999. The terms of the offer remain the same.

Bradlees is a leading regional discount retailer with 102 stores in seven Northeastern states and 1998 sales of $1.4 billion. The Company plans to open two additional stores in October, the first new stores to be opened in four years. Bradlees offers an assortment of merchandise, focusing on basic and casual apparel, basic and fashion items for the home, and commodity and convenience products.